SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

SCHEDULE 13E-3
(Amendment No. 3)

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Grain Energy, LLC
(Name of Issuer)

Golden Grain Energy, LLC
(Name of Person(s) Filing Statement)

Class A LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,509,137.10	$4,126.00

*    For purposes of calculating the fee only, this amount is based on 6,868,694 units (the number of Class A and Class B units of the Issuer the Company estimates will be converted into Class B, Class C or Class D Units in the proposed Reclassification) multiplied by $6.48, the book value per unit of common equity computed as of July 31, 2021.

**    Determined by multiplying $44,509,137.10 by 0.0000927.

☒    Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Filing fee paid with Schedule 13E-3 filed with the Commission on November 4, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Golden Grain Energy, LLC, an Iowa limited liability company (“GGE” or the “Company”), with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13e-3 Transaction Statement.

Members holding units representing the required majority of the units represented at a meeting where a quorum was present approved and adopted our proposed Fourth Amended and Restated Operating Agreement and the reclassification of our units at the special meeting of members held on February 28, 2022. Among other things, the proposed amendments provided for the reclassification of our units into Class A, Class B, and newly authorized Class C and Class D units. The units of our unit holders of record who hold 20,001 or more of our units, regardless of class, will receive one Class A unit for each unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold 10,001 to 20,000 of our units, regardless of class, will receive one Class B unit for each unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold exactly 10,000 of our units, regardless of class, will receive one Class C unit for each unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold less than 10,000 units, regardless of class, will receive one Class D unit for each unit held by such unit holders immediately prior to the effective time of the reclassification. Following approval of the proposed Fourth Amended and Restated Operating Agreement, the reclassification was effected on March 1, 2022, and as a result, our unit holders of record who held 20,001 or more of our units, regardless of class, immediately prior to the reclassification have the right to receive one Class A unit for each of their units. Our holders of record who held 10,001-20,000 of our units, regardless of class, immediately prior to the reclassification have the right to receive one Class B unit for each of their units. Our holders of record who held exactly 10,000 of our units, regardless of class, immediately prior to the reclassification have the right to receive one Class C unit for each of their units. Our holders of record who held less than 10,000 of our units, regardless of class, immediately prior to the reclassification have the right to receive one Class D unit for each of their units.

The reclassification has reduced the number of holders of our Class A units to less than 300 unit holders, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

The information contained in our definitive proxy statement filed on January 6, 2022, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

GOLDEN GRAIN ENERGY, LLC

Date:	March 1, 2022	/s/ Chad Kuhlers
Chad Kuhlers
Chief Executive Officer
(Principal Executive Officer)

Date:	March 1, 2022	/s/ Brooke Peters
Brooke Peters
Chief Financial Officer
(Principal Financial and Accounting Officer)